SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: May 2007

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 88

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes                      No      X

Attached:

-	Disclosure of shareholdings’: Change in the structure of a shareholder group consisting of Deutsche Bank AG, Germany, and its subsidiaries

Disclosure of shareholdings

Adecco S.A. Chéserex

Pursuant to art. 15 and 17 of the Stock Exchange Ordinance-FBC, Adecco S.A. has received the following notification:

1. Name of the listed company: Adecco S.A.

2. Proportion of voting rights held by the group (total holdings in percent): 28.323%

3. Identity of those involved

Group consisting of Deutsche Bank AG, Taunusanlage 12, D-60325 Frankfurt am Main, Germany, and its subsidiaries:

•	Deutsche Bank AG, Taunusanlage 12, 60325 Frankfurt am Main

•	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, EC2N, UK;

•	Deutsche Bank AG, Zurich Branch, Uraniastr. 9, CH-8023 Zurich

•	Deutsche Asset Management Investmentgesellschaft mbH, Mainzer Landstr. 178-190, 60327 Frankfurt am Main

•	Deutsche Asset Management (Japan) Limited, Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1, J-Tokyo

•	DWS (Austria) Investmentgesellschaft mbH, Hohenstaufengasse 4, A-1010 Wien

•	DWS Investment GmbH, Mainzer Landstr. 178-190, D-60327 Frankfurt am Main

•	DWS Investment S. A., Luxemburg, 2 Boulevard Konrad Adenauer, L-1115 Luxembourg

•	DWS Investments Schweiz, Theaterstrasse 12, CH-8001 Zurich

•	Deutsche Investment Management Americas Inc., 345 Park Avenue, New York, NY 10154

•	Deutsche Bank Trust Company Americas, 60 Wall Street, New York, NY 10005-2858

•	Tilney Group Limited, Royal Liver Building, Pier Head, GB-Liverpool L31NY.

•	DWS Polska TFI S.A., ul. Armii Ludowej 26, 00-0609 Warsaw / PL.

4. Nature of the agreement: Group of companies

5. Number and type of shares:	2’092’345	Registered Shares: 1.108%
	4’369’750	Call Options (Long Calls, Cov. Warrants) 2.314%
	47’012’829	Put Options (Short Puts): 24.901%

6. Changes in the composition of the group

Change in group membership: DWS Investments Italy SGR S.p.A., Via M. Gioia n.8, I-20124 Milano not part of the group anymore, see above item 3.

Adecco S.A.	25 May 2007

Contact:
Investor Relations:
Tel: +41 44 878 89 25
E-Mail: investor.relations@adecco.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 25 May 2007	By:	/s/ Dominik de Daniel
Dominik de Daniel
Chief Financial Officer

Dated: 25 May 2007	By:	/s/ Hans R. Brütsch
Hans R. Brütsch
Corporate Secretary